AVINO SILVER
& GOLD MINES LTD.

SUITE 400-455 GRANVILLE STREET	1-800-416-0466
VANCOUVER, B.C. V6C 1T1	PHONE (604) 682-3701 FAX (604) 682-3600

January 14, 2002

News Release

The Company announces that the mining and milling at the Avino Mine in Durango, Mexico has been temporarily suspended.

The decision to suspend is a result of the continuing decline in the silver, gold and copper prices. The mine will be maintained on standby pending improved metal prices.

Management is hopeful that metal prices will improve to allow the re-opening of the mine. In the meantime, the Company will focus on exploration to increase resources in and around the mine.

On Behalf of the Board:
Signed:
/s/ Louis Wolfin
Louis Wolfin, President